Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 18 DATED JANUARY 5, 2022
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated August 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Ruskin Reserve Controlled Subsidiary – Ruskin Reserve Property - Ruskin, FL

On December 29, 2021, we acquired ownership of a “majority-owned subsidiary,” FR - Ruskin Reserve, LLC (the “Ruskin Reserve Controlled Subsidiary”), for a purchase price of approximately $258,000, which is the initial stated value of our equity interest in a new investment round in the Ruskin Reserve Controlled Subsidiary (the “Ruskin Reserve Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Ruskin Reserve Controlled Subsidiary for a purchase price of approximately $2,322,000 (the “Ruskin Reserve Interval Fund Investment” and, together with the Ruskin Reserve Growth VII eREIT Investment, the “Ruskin Reserve Investment”). The Ruskin Reserve Controlled Subsidiary used the proceeds of the Ruskin Reserve Investment to acquire ten (10) detached single family homes in the planned Ruskin Reserve subdivision generally located at 9th St SE & Ribbon Grass Loop in Ruskin, FL (the “Ruskin Reserve Property”). We anticipate the Ruskin Reserve Controlled Subsidiary, or one of our affiliates, will purchase up to ninety-four (94) single family homes in the Ruskin Reserve Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Ruskin Reserve Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Ruskin Reserve Investment and initial tranche of the ten (10) single family home occurred concurrently.

The Ruskin Reserve Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Ruskin Reserve Investment, we have authority to manage the Ruskin Reserve Property through the Ruskin Reserve Controlled Subsidiary. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Ruskin Reserve Investment, paid directly by the Ruskin Reserve Controlled Subsidiary.

The total purchase price for the ninety-four (94) single family homes that will make up the Ruskin Reserve Property is anticipated to be approximately $22,350,000, an average of approximately $238,000 per home. The Ruskin Reserve Property will be operated within a typical for-sale housing community. The home builder is expected to deliver approximately ten homes per month with full delivery of the ninety-four (94) by September 2022.

The Ruskin Reserve Property will all have a mix of floor plans ranging from 1,200 square foot, 3 bedroom 2 baths to 2,700 square foot, 5 bedroom 3.5 baths. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Ruskin Reserve Property.

The following table contains underwriting assumptions for the Ruskin Reserve Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Ruskin Reserve Property	6.50%	3.38%	3.23%	5.00%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Home Rent 2 Controlled Subsidiary – The Valley Property - Elgin, SC

On December 29, 2021, we made an additional investment in a “majority-owned subsidiary” owned by us, Home Rent 2, LLC (the “Home Rent 2 Controlled Subsidiary”), of approximately $71,000, which is the initial stated value of our equity interest in a new investment round for the Home Rent 2 Controlled Subsidiary (the “The Valley Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round for the Home Rent 2 Controlled Subsidiary for a purchase price of approximately $643,000 (the “The Valley Interval Fund Investment” and, together with the The Valley Growth VII eREIT Investment, the “The Valley Investment”). The Home Rent 2 Controlled Subsidiary used the proceeds of the The Valley Investment to acquire three (3) detached single family homes in the planned The Valley subdivision generally located off of Two Notch Road in Elgin, SC (the “The Valley Property”). We anticipate the Home Rent 2 Controlled Subsidiary, or one of our affiliates, will purchase up to ten (10) homes in The Valley Property from the home builder as construction progresses and certificates of occupancy are secured. The initial The Valley Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial The Valley Investment and initial tranche of the three (3) single family home occurred concurrently.

The Home Rent 2 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing all Home Rent 2 Controlled Subsidiary investments, we have authority to manage the The Valley Property through the Home Rent 2 Controlled Subsidiary. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of The Valley Investment, paid directly by the Home Rent 2 Controlled Subsidiary.

The total purchase price for the ten (10) single family homes that will make up the The Valley Property is anticipated to be approximately $2,519,000, an average of approximately $252,900 per home. The Valley Property will be operated within a typical for-sale housing community. The home builder is expected to deliver the remaining seven (7) homes in January 2022.

The Valley Property will all have a mix of floor plans ranging from 1,300 square foot, 3 bedroom 2 baths to 1,850 square foot, 3 bedroom 2 baths. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the The Valley Property.

The following table contains underwriting assumptions for The Valley Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
The Valley Property	6.50%	3.30%	3.02%	5.00%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.